Mail Stop 4561
Via Mail and Facsimile to (732) 870-4525

January 27, 2010

N. Robert Hammer, CEO
CommVault Systems, Inc.
2 Crescent Place
Oceanport, New Jersey

   **Re:**  **CommVault Systems, Inc.**
     **Form 10-K for Fiscal Year Ended March 31, 2009**
     **Filed May 19, 2009**
     **File No. 001-33026**

Dear Mr. Hammer:

   We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Overview, page 32

1.  Although this section discusses certain known material opportunities presented by known trends and uncertainties, as well as the actions you are taking to address these opportunities, challenges and risks, it appears that you have discussed the impact of certain trends, such as cloud computing, during earnings calls, and have not included corresponding disclosure in this section of your filings.  Disclosure of a trend, demand, commitment, event or uncertainty is required unless you are able to conclude either that it is not reasonably likely that the trend, uncertainty or other event will occur or come to fruition, or that a material effect on your liquidity, capital resources or results of operations is not reasonably likely to occur.  One of the principal objectives of MD&A is to provide information about the quality and potential variability of a company's earnings and cash flow, so that readers can ascertain the

likelihood that past performance is indicative of future performance.  Ascertaining this indicative value depends to a significant degree on the quality of disclosure about the facts and circumstances surrounding known material trends and uncertainties in MD&A.  When drafting this section of future filings, please refer to Section III.B.3 of SEC Release No. 33-8350.  Please note that this comment also applies to your quarterly reports on Form 10-Q.

Liquidity and Capital Resources, page 44

2. We note the discussion of your stock repurchase program.  This discussion should include an analysis explaining the underlying business objectives/reasons for this program, as well as its implications for your capital resources and future operations.  See Sections III.B.4 and IV of SEC Release No. 33-8350.  Please note that this comment also applies to your quarterly reports on Form 10-Q.

Item 11.  Executive Compensation, page 79 (Incorporated by Reference From Proxy Statement Filed July 10, 2009)

Executive Compensation, page 12

Compensation Discussion and Analysis, page 12

Components of Executive Compensation, page 13

Base Salary, page 13

3. For each named executive officer, please provide a reasonably detailed explanation of the reasons for the specific amount that you increased their base salary for fiscal 2009.

Non-Equity Incentive Plan Compensation, page 14

4. Please provide a more detailed explanation of the company's performance against the total revenue target and linking the company's performance against the target to the actual amounts awarded to Messrs. Hammer, Bunte, and Miceli.

5. We note your statement that with respect to quantitative goals, Messrs. Bunte and Miceli are generally measured against the same performance objectives as Mr. Hammer.  Please describe the extent to which the quantitative goals for Messrs. Bunte and Miceli vary from those set forth for Mr. Hammer.

6. Please provide a more detailed explanation of the qualitative objectives for Messrs. Bunte and Miceli, as well as how their performance against such objectives resulted in the specific amount of non-equity incentive plan compensation they each received.

7. Please provide a more detailed explanation of the company's quarterly performance against the targets set for Messrs. Miiller and Rose, as well as how the performance

against such targets resulted in the specific amount of non-equity incentive plan compensation they each received.

*       *       *       *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions, please call Evan S. Jacobson at (202) 551-3428.  If you have further questions, you may contact me at (202) 551-3462.  If you thereafter require further assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,


Mark P. Shuman
Branch Chief – Legal